Filed by First Citizens Bancshares, Inc.
(Commission File No.: 001-16715)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

The following is a transcript from a video presentation by the Chairman and Chief Executive Officer of First Citizens BancShares that has been posted to the First Citizens BancShares intranet:

I have some very exciting news to share with you.

Our company and First Citizens Bank of South Carolina are proud to announce that we intend to merge.

Today, the boards of the two holding companies, First Citizens BancShares and First Citizens Bancorporation, approved a merger agreement. It will, of course, require both regulatory and shareholder approvals.

Under the agreement, South Carolina’s holding company will merge into ours, and the South Carolina bank will simultaneously merge into our bank. Subject to these approvals, we anticipate completing the transaction before the end of the year – ideally in the October timeframe.

You’ll recall from the recent State of the Bank video series about our strategic plan on IRIS that – in order to remain competitive and successful well into the future – we aspire to be a significantly larger organization that operates more efficiently and effectively. We also shared with you that strategic mergers and acquisitions, executed with discipline and prudence, are an excellent way to grow.

Merging with First Citizens of South Carolina will result in a larger, stronger organization ultimately greater than the sum of the original parts. We have long shared a name, a common culture and set of values, similar business philosophies and a commitment to helping people and companies do more with the money they earn, save and invest.

Over the years, the two banks have worked together in different ways to better serve those who trust us with their money and their futures. We believe that merging will only increase our capabilities.

Spreading our operating expenses across a greater universe of markets and customers will improve efficiencies and boost profitability. We will also be able to leverage the existing teamwork between our two banks, and capitalize on each other’s particular strengths.

As a larger bank, we can pursue more growth opportunities, expand our lending relationships, and bring our products and services to even more individuals and businesses.

Today represents just the beginning of an historic journey forward for both of our banks. There are many decisions yet to be made and questions to answer. Also, between now and the time the merger is finalized, it is important to realize from a regulatory perspective that we must continue to operate as separate banks, and understand the things we can and can’t share with First Citizens of South Carolina. And of course, you’ll need to know what you should say to customers and other members of the community about our proposed merger.

We will share guidelines on these points and more as they’re available, primarily through a new special merger site on IRIS, which is already up and running. You can also learn much more from today’s IRIS news stories.

Once this merger is complete, the combined First Citizens Bank will be the largest family controlled bank in the nation, with nearly 600 branches in 18 states and Washington, D.C.

[Screen shows map of United States, with the following states highlighted to show where branches of the combined company will be located after closing of the merger:  Arizona, California, Colorado, Florida, Georgia, Kansas, Maryland, Missouri, New Mexico, North Carolina, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Virginia, Washington and West Virginia]

Many changes lie ahead for all of us, and I invite you to embrace them with an open mind and a willingness to contribute your best efforts toward our shared future success.

Sometimes, you have to wait for just the right moment to make something good even better. For First Citizens Bank of North Carolina and First Citizens of South Carolina, that moment is nearly upon us.

Our Forever First brand perfectly captures the essence of both companies. And the Forever First tenets – those characteristics that make First Citizens unique compared to our competitors – will define our combined bank well into the future.

When I reflect on our remarkable history and everything we have accomplished together, I feel a great sense of pride – as should you. And when I consider the promise that our collective future holds, I’m eager to embrace the opportunities ahead and realize our full potential.

I’m grateful that all of you are on this exciting journey with First Citizens. I cannot think of a better team of associates to work alongside. Thank you for your support, now and in the days to come.

This video may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed in First Citizens BancShares’ filings with the SEC.

In connection with the proposed merger, First Citizens BancShares will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement that will include a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Once available, a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents will also be available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

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First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/corporate-profile/, direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.

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First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, direct a proxy request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.